UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 2003_________	File No. ___0-49947____

Toby Ventures Inc.

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated September 16, 2003

2.

News Release dated September 30, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused  this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Toby Ventures Inc.

(Registrant)

Dated  October 1, 2003                                       Signed: /s/ Christopher Dyakowski

                                                                                            Christopher Dyakowski,

                                                                                             Director

TOBY VENTURES INC.

430 580 Hornby St,

Vancouver, B.C.

V6C 3B6

September 16, 2003

Toby Ventures Inc is pleased to announce a non-brokered private placement of 1,500,000 units at a price of 10 cents per unit. Each unit will consist of one common share and 1 common share purchase warrant. Each warrant will be exercisable for two years from the date of closing of the private placement at a price of $.13.

The Company has applied for a 100% interest in two properties totalling 5900 hectares in the Province of Santa Cruz in the Republic of Argentina. The properties were selected for their favourable geological setting in the Deseado Massif region in the Patagonia Plateau of southern Argentina. This area hosts the world class Cerro Vanguardia open-pit gold-silver mine owned by Anglo Gold Corporation and the Manantial Espejo silver-gold deposit owned by the Silver Standard/Pan American Silver joint venture.

In addition, the Company has applied for a 100% interest in three properties totalling 7360 hectares in the Province of Rio Negro. The properties are located in the Los Menucos epithermal district which is situated within a physiographic area known as the Somuncura Massif.

The target model is high grade, low sulphidation epithermal gold/silver vein systems such as those found at Cerro Vanguardia as well as Meridian’s El Desquite gold deposits, located within Jurassic- aged volcanics within the Patagonia region of Argentina.

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the 'safe-harbour' provision of the Private Securities Litigation Reform Act of 1995, regarding Toby Venture’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

C. Dyakowski

C. Dyakowski, President

On behalf of the Board of Directors

For more information contact Chris Dyakowski, President @ 604-250-2844

TOBY VENTURES INC.

430 580 Hornby St,

Vancouver, B.C.

V6C 3B6

September 30, 2003

The Company is pleased to announce that Michael J. O’Byrne has been appointed a Director of the Company.

C. Dyakowski

C. Dyakowski, President

On behalf of the Board of Directors

For more information contact Chris Dyakowski, President @ 604-250-2844